SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Northern New England Spinco Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Not Applicable

(1)	Names of reporting persons. Verizon Communications Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 1,000
(6) Shared voting power 0
(7) Sole dispositive power 1,000
(8) Shared dispositive power 0

(9)	Aggregate amount beneficially owned by each reporting person 1,000
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)	☐
(11)	Percent of class represented by amount in Row 9 100%
(12)	Type of reporting person (see instructions) CO

Item 1	(a)	Name of Issuer:

Northern New England Spinco Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

One Verizon Way Basking Ridge, New Jersey 07920

Item 2	(a)	Name of Person Filing:

Verizon Communications Inc.

Item 2	(b)	Address of Principal Business Office or, If None, Residence:

140 West Street New York, New York 10007

Item 2	(c)	Citizenship:

Delaware

Item 2	(d)	Title of Class of Securities:

Common Stock, par value $0.01

Item 2	(e)	CUSIP No.:

Not applicable.

Item 3.	If This Statement Is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

	a.	Amount beneficially owned:

1,000

	b.	Percent of class

100%

	c.	Number of shares as to which such person has:

		i.	Sole power to vote or to direct the vote

1,000

ii.	Shared power to vote or to direct the vote

0

iii.	Sole power to dispose or to direct the disposition of

1,000

iv.	Shared power to dispose or to direct the disposition of

0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008
(Date)

/s/ Marianne Drost
(Signature)

Marianne Drost
Senior Vice President, Deputy General Counsel and Corporate Secretary
(Name and Title)